FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 January 2006

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains releases to the Australian Stock
Exchange on 23 December 2005 to 23 January 2006

Exhibit 1: Dec 23	Form 484 change to company details
Exhibit 2: Jan 5	Daily share buyback notice
Exhibit 3: Jan 10	Daily share buyback notice
Exhibit 4: Jan 11	Daily share buyback notice
Exhibit 5: Jan 12	Daily share buyback notice
Exhibit 7: Jan 13	Daily share buyback notice
Exhibit 8: Jan 13	Readymix Quarry Approval
Exhibit 9: Jan 16	Daily share buyback notice
Exhibit 10: Jan 17	Daily share buyback notice
Exhibit 11: Jan 18	Daily share buyback notice
Exhibit 12: Jan 18	Change of Directors interests notice
Exhibit 13: Jan 19	Daily share buyback notice
Exhibit 14: Jan 19	Release of Quarter 3 Trading Update
Exhibit 15: Jan 19	Change of Directors interests notices
Exhibit 16: Jan 20	Daily share buyback notice
Exhibit 17; Jan 23	Daily share buyback notice

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Luke Keighery

Title:	Manager Investor Services

Date:	24 January 2006